EXHIBIT 12
Regions Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(from continuing operations)
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
	(Dollars in millions)
Excluding Interest on Deposits
Income from continuing operations before income taxes	$451	$471	$1,323	$1,244
Fixed charges excluding preferred stock dividends	69	65	199	191
Income for computation excluding interest on deposits	520	536	1,522	1,435
Interest expense excluding interest on deposits	55	51	157	148
One-third of rent expense	14	14	42	43
Preferred stock dividends	16	16	48	48
Fixed charges including preferred stock dividends	85	81	247	239
Ratio of earnings to fixed charges, excluding interest on deposits	6.12x	6.63x	6.17x	6.02x
Including Interest on Deposits
Income from continuing operations before income taxes	$451	$471	$1,323	$1,244
Fixed charges excluding preferred stock dividends	111	96	313	277
Income for computation including interest on deposits	562	567	1,636	1,521
Interest expense including interest on deposits	97	82	271	234
One-third of rent expense	14	14	42	43
Preferred stock dividends	16	16	48	48
Fixed charges including preferred stock dividends	127	112	361	325
Ratio of earnings to fixed charges, including interest on deposits	4.43x	5.08x	4.54x	4.69x